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Exhibit 99.1

(GUANGSHEN RAILWAY COMPANY LIMITED LOGO)
(a joint stock limited company incorporated in the People's Republic of China) (Stock Code: 525)

PROPOSED ISSUE OF A SHARES
CLOSURE OF BOOKS

The Company Register will be closed from 21 December 2005 to 20 January 2006 (both days inclusive).

Guangshen Railway Company Limited refers to its announcement dated 6 December 2005 regarding the A Share Issue (the "Announcement"). Unless otherwise defined, capitalised terms used in this announcement shall have the same meaning as those defined in the Announcement.

The Company Register will be closed from 21 December 2005 (instead of 20 December 2005 as stated in the Announcement) to 20 January 2006 (both days inclusive). In order to qualify for attendance and voting at the H Share Class Meeting and the EGM, transfer documents accompanied by share certificates and other appropriate documents must be lodged with the Company's branch share registrar and transfer office in Hong Kong, Hong Kong Registrars Limited at Rooms 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong by 4:00 p.m. on 20 December 2005. Shareholders whose names appear on the Company Register at the close of business on 20 December 2005, or their proxies, will be entitled to attend and vote at the H Share Class Meeting and the EGM.

By Order of the Board
Wu Junguang
Chairman

Shenzhen, the PRC, 7 December 2005

As at the date of this announcement, the executive directors of the Company are Wu Junguang, Li Kelie and Yang Jinzhong; the non-executive directors of the Company are Hu Lingling, Wu Houhui and Wen Weiming; and the independent non-executive directors of the Company are Chang Loong Cheong, Deborah Kong and Wilton Chau Chi Wai.